BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201

MAILING ADDRESS: P. O. BOX 190613 NASHVILLE, TENNESSEE 37219

PHONE: 615.726.5600 FAX: 615.726.0464

www.bakerdonelson.com

LORI METROCK, SHAREHOLDER

Direct Dial: 615.726.5768

Direct Fax: 615.744.5768

E-Mail Address: lmetrock@bakerdonelson.com

January 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Era Anagnosti

RE:	Franklin Financial Network, Inc.

Registration Statement on Form S-4

Filed February 12, 2016

File No. 333-209527

Dear Ms. Anagnosti:

This letter is provided on behalf of Franklin Financial Network, Inc. (sometimes referred to herein as the “Company,” “FFN,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 9, 2016 to Mr. Richard E. Herrington regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter. Capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement.

For ease of reference, we have reproduced your comment immediately preceding the Company’s response.

Certain Civic Unaudited Prospective Financial Information, page 26

Financial Projections of FFN, page 28

ALABAMA             FLORIDA             GEORGIA             LOUISIANA             MISSISSIPPI             TENNESSEE             TEXAS             WASHINGTON, D.C.

January 24, 2018

Comment

1. We note disclosure at the end of the third paragraph on page 27 stating that financial projections have not been included “to influence your decision whether or not to vote for the merger agreement, but, rather, [are] being provided solely because [they were] made available to Civic’s financial advisor…” We note similar disclosure at the end of the second paragraph of your “Financial Projections of FFN” disclosure on page 28. Please remove or revise these disclaimers so they do not constitute an undue limitation on reliance.

Response

We have removed these statements in Amendment No. 1.

Material United States Federal Income Tax Consequences of the Merger, page 47

Comment

2. You state that disclosure relating to the material U.S. federal income tax consequences of the merger represent the opinion of Baker Donelson, opining that the merger “will constitute a reorganization under Section 368(a) of the Code.” We also note that on page 50 you have included disclosure of tax consequences “if the merger does not qualify as a reorganization.” Inclusion of this disclosure suggests that the tax consequences of the transaction are uncertain, contrary to the opinion of counsel filed as Exhibit 8.1. Please revise your disclosure to remove any uncertainties regarding the material federal tax consequences of the merger.

Response

In Amendment No. 1, we have revised the disclosure on pages 2 and 50 (of the Registration Statement) in accordance with this comment.

Exhibit 8.1

Comment

3. Please have counsel revise its tax opinion to remove:

•	the assumption that the merger will be consummated in accordance with Tennessee law in the first sentence in the third paragraph on page 1; and

•	the limitation on reliance in the first sentence in the last paragraph on page 2.

Please refer to Staff Legal Bulletin No. 19 (CF) for guidance.

January 24, 2018

Response

We have filed a revised tax opinion as Exhibit 8.1 to Amendment No. 1 that addresses these comments.

Exhibits

Comment

4. Please file as exhibits to the registration statement the following documents:

•	the lock-up agreements to be entered into with the directors, as discussed on pages 6 and 42; and

•	the employment agreements with Ms. Meyerrose, and Messrs. Howell and Bobo, which will be assumed in connection with the merger (refer to disclosure on pages 37-38).

Alternatively, please tell us why you are not required to file these documents as exhibits. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response

We have filed, as Exhibit 4.7 to Amendment No. 1, the form of lock-up agreement to be entered into with certain of Civic’s directors. With respect to the employment agreements of Civic executive officers to be assumed by FFN in connection with the merger, Ms. Meyerrose and Mr. Howell are no longer employees of Civic and are currently employees of the Company. The Company entered into an employment agreement with Ms. Meyerrose on June 21, 2016, and the Company filed that employment agreement as Exhibit 10.1 to its Current Report on Form 8-K dated June 21, 2016. Mr. Howell is not an executive officer of the Company, and accordingly, the Company has not filed Mr. Howell’s employment agreement with the Commission. Furthermore, the Company respectfully submits that Item 601(b)(10) is not applicable to the Registration Statement. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided if (1) an election has been made under Form S-4 to provide information about the registrant at a level prescribed by Form S-3 and (2) Form S-3 would not require the registrant to provide such exhibit if it were registering a primary offering. The Company has made an election under Form S-4 to provide information in the Registration Statement about the Company at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement.

Please contact me at (615) 726-5768 if you have any questions regarding these responses.

January 24, 2018

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

Lori Metrock

cc:    Richard E. Herrington, President and Chief Executive Officer